HOLDING

07022835

RECEIVED

2007 APR 23 A 11:25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 20 April 2007

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
APR 26 2007
THOMSON FINANCIAL

Dr. Heiner Bendfeld   Kay Amelungse

Enclosures

(1) 12 April 2007 Press release: Hypo Real Estate Bank International AG: Successful completion of €120 million refinancing and development financing for Melrose Place

(2) 20 April 2007 20 April 2007 – Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG) – UBS AG

Press release

Hypo Real Estate Bank International AG: Successful completion of €120 million refinancing and development financing for Melrose Place

Paris, London, Munich, 12 April 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces today that it has provided a €120 million facility refinancing and development financing for the construction of a luxury residential development in Monaco, "Melrose Place". The transaction completed on 26 March 2007.

The facility will be used for the development of the high-end multi-apartment building. Melrose Place is a 12-storey building (plus 4 basement levels) comprising 20 ultra-luxury apartments totalling 6,350 m2 of space and 56 parking spaces. It is located on Boulevard de Belgique, Monaco, an attractive residential area set back from the coastline, with apartments on the 4th floor and above benefiting from direct views of the harbour, Palace and the Mediterranean sea.

The development of Melrose Place is being managed by Meyer Bergman Group, which has developed over 3.3 million m^2 of prime real estate and currently has €2.6 billion of assets under management.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said: "We are delighted to complete our first transaction in Monaco. The provision of a highly structured facility in a niche luxury residential market segment clearly demonstrates our ability to quickly address the needs of our clients." **Karen Meijer of Meyer Bergman** noted: "We are very enthusiastic about this unique development opportunity, particularly given that it is the one of the very few permitted residential developments intended for individual unit sales in Monaco."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group

Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group will develop additional growth and establish the conditions necessary for a further increase in profitability by consistently developing the business model towards that of a more broadly based **asset finance house**. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Hypo Real Estate
GROUP

Shareholding Disclosures

20.04.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG) - UBS AG

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

Pursuant to section 21 para. 1 WpHG UBS AG, Bahnhofstrasse 45, CH-8098 Zurich, notified Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, on 19 April 2007 of the following:

We hereby notify you pursuant to section 21 para. 1 WpHG that UBS' stake in the voting rights in Hypo Real Estate Holding AG (ISIN DE0008027707), Unsöldstrasse 2, 80538 München, exceeded the threshold of 3 % as of 13 April 2007 and now amounts to 3.12 % (corresponding to 4.177.457 voting stocks).

Thereof 0.05 % of the voting rights (67.405 voting stocks) are ascribed to UBS AG according to sec. 22 par. 1 sent. 1 no. 1. WpHG.

Munich, 20 April 2007
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

END